October 11, 2005

Ms. Kathleen Collins

Accounting Branch Chief

US Securities & Exchange Commission

Washington, DC 20549

RE:

Games, Inc. Form 10-KSB/A for the Fiscal Year Ended June 30, 2004 filed December 13, 2004

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 Filed May 23, 2005

File No. 000-33345

Dear Ms. Collins:

We have received your letter dated September 30, 2005 regarding the above referenced items. The following are our responses to your comments:

SEC comment;

We note your response to our previous comment no. 1 where you indicate that there was no impairment of the deposit which holds the underlying asset Games.com URL as the site is continuing to generate consistent daily traffic. You did not, however, address the impact of the litigation with Atari, Inc., and it is also not clear what impact the daily traffic had on the Company’s financial position and results of operations. Considering the recent Court rulings, the Company should have evaluated the recoverability of the asset pursuant to paragraph 8 of SFAS 144. Provide a recap of the analysis performed including the method and significant assumptions used to test for impairment. If you did not perform an analysis, then explain, in detail, how you determined that such an analysis was not considered necessary, especially given the recent Court rulings.

Games responses;

SFAS 144, particularly paragraph 7 and particularly 8, were considered by the Company in preparation of filing the Form 10-QSB for the quarter ended March 31, 2005:

Paragraph 8 states that a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances; including

A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset including an adverse action or assessment by a regulator;

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset;

or a current expectation that, more likely than not, as a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Based on our analysis, pursuant to SFAS 144 the asset was worth at a minimum, the carrying value based on the Company’s financial projections. The Games.com assets were originally valued based on a financial projection, and the underlying assumptions remain unchanged in that valuation since the Asset Purchase Agreement was signed. The valuation model was further substantiated in a subsequent sale of assets by Atari to Hasbro which included most, if not all, of the assets held on deposit on the Company’s balance sheet on March 31, 2005 for approximately $65,000,000.

The issues concerned here result from the signing of the Asset Purchase Assignment and License Agreement, (“Asset Purchase Agreement”), dated December 31, 2003, as amended and was filed with the Company's Form SB-2 filed March 31, 2004, Registration Statement No. 33-112170. The litigation at the filing of our March 31, 2005 Form 10-QSB had been ongoing for approximately one year.

The Asset Purchase Agreement executed between Atari and Games provided Games the exclusive online rights to the Hasbro and Atari Intellectual Property, (“IP”), on the Games.com site. Prior to Games formally executing the Asset Purchase Agreement, Atari executed a letter of intent for these same “exclusive” assets in a contract with a company called Exent, in February of 2004, and publicly announced this contract in early April of 2004, thus creating one of several alleged breaches of the Asset Purchase Agreement by Atari and the resulting litigation.

The Judge in his memorandum on May 4, 2005 said that he would rule in favor of Atari and permanently lift the Temporary Restraining Order, (“TRO”) which barred Games from using or operating the Games.com site. We believed at this point that the probable outcome for the Company would be to once again operate the site as part of the settlement. The lifting of the TRO would support this assumption. The Company operated the site for approximately three months and earned advertising revenues from the site resulting from the daily traffic to the site in our Fiscal 2004. At May 23, 2005 the Company believed that either a negotiated settlement or a Court ordered ruling would dictate the ultimate price to be paid for the Asset Purchase Agreement and that the assets held on deposit would be included in the final outcome of the Asset Purchase Agreement and resulting litigation.

Even though the Judge had indicated that he would rule in favor of Atari for summary judgment, neither management, or the Company’s attorneys had any idea this would result in an award of excessive damages to Atari or to deny the Company access to the assets we had contracted to obtain.  When we filed on May 23, 2005 the Company did not possess information that would lead it to conclude there was a significant change in the legal factors surrounding this case.

The Judge’s amended ruling that was entered on June 20, 2005 stated that Atari had a loss of the bargain because Games had abandoned the contract, and that Games only had exclusive rights to the IP on its own site, indicating Atari remained free to resell these same assets to others and “exclusive” didn’t mean “exclusive” for Games, Inc. The Court awarded damages of $6.1 million and denied Games access to the assets and the Games.com site. As a result of the June 20, 2005 ruling, the Company immediately recorded the liability and impaired the assets as per SFAS 144; see our 10KSB for the year ended June 30, 2005 and response to your second comment below.

To summarize, the assets recorded on Games balance sheet at March 31, 2005 had significant value, based on our financial projections and our limited history of operating the site. The Judge’s ruling on May 4, 2005 was inconclusive to accrue possible damages, or to determine potential impairment of the assets in question, especially since the TRO had been lifted.  These were the facts in place on May 23, 2005 when we filed our March 10-QSB, and we believe that all appropriate disclosures were made based on the information available.

SEC comment;

We refer to prior comment 2 in our letter dated June 14, 2005. In your response, you did not address how the settlement with Atari, Inc. could have a possible adverse effect on your operations. Specifically, tell us how you considered the recent ruling by the Court, which ordered the Company to redeem $3.0 million of its preferred stock held by Atari and to pay and additional $2.1 million plus interest. Tell us how you considered SFAS 5 in determining whether and accrued liability related to the settlement with Atari, Inc. is considered necessary and tell us how you intend to account for this transaction in your June 30, 2005 financial statements.

Games responses;

As discussed in Note C of our March 31, 2005 financial statements, if the Company is unsuccessful in pursuing all of its legal remedies, then there could be a possible adverse effect on development of certain of its branded game properties and the operations of the Company. Specifically the Company has been unable to enter into new business arrangements in the games or lottery business and has several proposals for the development of new games sites for third parties put on hold pending the outcome of this litigation.

At the filing of the Form 10-QSB for March 31, 2005 on May 23, 2005 the Company considered SFAS 5, “Accounting for Loss Contingencies” in filing Form 10-QSB:

Paragraph 8 states that an estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a.

Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.

The amount of loss can be reasonably estimated.

In addition paragraph 34 states that as a condition for accrual of a loss contingency, paragraph 8(a) requires that information available prior to the issuance of financial statements indicate that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Accordingly, accrual would clearly be inappropriate for litigation, claims, or assessments whose underlying cause is an event or condition occurring after the date of financial statements but before those financial statements are issued.

As per the preceding paragraphs, the information we had prior to filing our March 31, 2005 financials was not conclusive regarding the Judge’s ruling. The Company disclosed the potential for a claim for damages, in Note C to our March 31, 2005 financial statements.  Even though the Judge had indicated that he would rule in favor of Atari for summary judgment, neither management, or the Company’s attorneys had any idea this would result in an award of excessive damages to Atari or to deny the Company access to the assets we had contracted to obtain.  When we filed on May 23, 2005 the Company did not possess information that would lead it to conclude there was a significant change in the legal factors surrounding this case.

Regarding the Company’s accounting treatment at June 30, 2005 please see Notes C and D to the June 30, 2005 financial statements filed on Form 10KSB September 29, 2005, based on the Amended Ruling filed on June 20, 2005, for approximately $6,100,000 relating to the Asset Purchase Agreement with Atari, Inc. As a result of the Judgment, the assets, which include the Games.com URL and the Licensed Products, which had been classified as a long-term assets as “deposit on Games.com assets” were considered impaired. Accordingly, the Company recorded a charge for impairment expense in the amount of $3,214,583 effective June 30, 2005. At June 30, 2005, the Company had recorded the following liabilities relating to this litigation:

Series AA Preferred Stock immediately redeemable

$2,025,000

Series AA Preferred Stock redeemable December 29, 2005

1,000,000

Accrued interest at 9% from April 30, 2004

152,297

  Total Series AA Preferred Stock recorded as a current liability

3,177,297

Court order immediately payable to Atari

3,104,108

Accrued interest at 9% from April 30, 2004

326,059

Accrued litigation and judgments

3,430,167

   Total liability recorded to Atari, Inc. at June 30, 2005

$6,607,464

On June 30, 2005 Games, Inc. filed to appeal the case to the Second Circuit Court of Appeals. The Company is prepared to pursue all legal remedies against Atari and its officers to effect its ownership of this property and these exclusive game rights, and intends to vigorously appeal and defend this action.

Sincerely,

/s/ Myles S. Cairns

Myles S. Cairns

Chief Financial Officer

Games, Inc.

cc: Roger W. Ach, II

      CEO

      Games, Inc.